<u>Annex A</u>

Directors of Liberty Mutual Holding Company Inc.

The following sets forth the name and principal occupation of each of the directors and officers of Liberty Mutual Foundation Inc. Each of such persons is a citizen of the United States.

Name	Principal Occupation
Vlad Barbalat	Executive Vice President, Chief Investment Officer and Director
Damon P. Hart	Executive Vice President, Chief Legal Officer and Director
Julie Marie Haase	Executive Vice President, Chief Financial Officer, Treasurer and Director
Melanie Marie Foley	Chairman of the Board of Directors
James Michael MacPhee	Director
Hamid Talal Mirza	Director
Timothy Michael Sweeney	Director
Neeti Bhalla Johnson	Director
Monica Caldas	Director
Ann T. Stanberry	Director